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Matthew J. Carter

matthew.carter@dechert.com
+1 202 261 3395 Direct
+1 202 261 3184 Fax

May 16, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn:     David L. Orlic

Re:	Golub Capital BDC 4 LLC
Amendment No. 1 to Registration Statement on Form 10
File Numbers: 000-56410 and 814-01504

Ladies and Gentlemen:

Golub Capital BDC 4, Inc., a Maryland corporation (the “Fund”), has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form 10 (Registration No. 000-56410) (the “Registration Statement”). On behalf of the Fund, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission in a letter dated May 2, 2022 from David L. Orlic of the Staff to Thomas J. Friedmann of Dechert LLP, outside counsel to the Fund, relating to the Registration Statement. For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the applicable response. We will also provide courtesy copies of Amendment No. 1, as filed and marked with the changes from the initial filing of the Registration Statement. Except as provided in this letter, terms used in this letter have the meanings given to them in Amendment No. 1.

General Accounting Comments

1.	Please confirm that all wholly owned and all substantially wholly owned subsidiaries will be consolidated with the financial statements of the fund.

Response:

The Fund respectfully submits that that it would expect that its wholly owned or substantially wholly owned subsidiaries will be consolidated with the financial statements of the Fund in accordance with the requirements of U.S. GAAP.

David L. Orlic
May 16, 2022

2.	Please provide seed financial statements and an auditor report.

Response:

As requested, the seed financial statements and auditor report have been included in Amendment No. 1.

3.	Please advise whether the fund intends to include a seed statement of operations. If not, please explain to us the fund’s basis for not including such financial statement.

Response:

The Fund respectfully submits that it does not intend to include a seed statement of operations because the Fund did not have operations prior to the date of the audited financial statements included in Amendment No. 1.

4.	Please explain to us how the fund intends to account for any organization and offering costs incurred. In explaining the accounting treatment for such costs, please include references to any applicable sections of GAAP.

Response:

For accounting purposes, the Fund is operated as a continuously-offered fund. The Fund respectfully submits that organization costs will be expensed as incurred and, as described in the audited financial statements included in Amendment No. 1, GC Advisors elected to incur the organization costs on behalf of the Fund through the initial closing on April 1, 2022. The Fund respectfully submits that offering costs are recognized as a deferred charge and amortized to expense over 36 months on a straight-line basis from April 1, 2022, the date when the Fund’s operations began. The Fund acknowledges that this amortization schedule is longer than the period indicated under ASC 946-20-25-6 but, for the reasons noted in the following paragraph, determined that the differences in the amortization schedule would not be material to the Fund’s financial statements. The Fund chose the 36-month period primarily because it would require substantially all of the Fund’s investors to bear some portion of the offering costs, rather than putting the expense burden on only those investors who participated in the early closings, which investors will not represent a majority of the Fund’s investors.

David L. Orlic
May 16, 2022

The Fund respectfully submits that through April 30, 2022, the Fund incurred approximately $90,000 in offering expenses and expects that number to increase to approximately $375,000 as of the end of the Fund’s fiscal year on September 30, 2022. As of September 30, 2022, the Fund projects to have a net asset value of more than $100 million, which the Fund expects to grow exponentially over the course of its initial 36-months of operations and beyond as the Fund draws down investor capital commitments to purchase common stock and incurs leverage to make investments in accordance with its investment objectives. The Fund analyzed the difference in amortizing the anticipated $375,000 in offering expenses over a 12-month period and over a 36-month period on a straight-line basis in each case. The difference between such amortization schedules results in a reduction of amortized offering expense to the Fund in the amount of $62,500 per quarter for the four quarters of the twelve-month period ending March 31, 2023. The differences between the two amortization schedules is less than 0.15% of the Fund’s anticipated net asset value as of September 30, 2022, which the Company determined was not material to its financial statements. The difference as a percentage of the Fund’s net asset value between the two amortization schedules would decrease materially when the Fund’s net asset value increases as anticipated over the Fund’s first 36 months of operations, and, as a result, the Fund determined that the differences in amortization of offering expenses over 36 months will not be material to the Fund’s financial statements.

5.	Please include an unaudited special purpose schedule of investments prepared in accordance with Article 12-12 of Regulation S-X that includes all of the warehoused investments that the fund expects to purchase.

Response:

The Fund respectfully submits that the Fund did not engage in any warehousing transactions for purposes of establishing an initial portfolio of investments.

Investment Criteria/Guidelines, page 8

6.	Please include disclosure briefly illustrating some target businesses that provide “insulation from the effects of the COVID-19 pandemic.”

Response:

As requested, the Fund has revised the disclosure to clarify the disclosure regarding businesses that provide “insulation from the effects of the COVID-19 pandemic.”

7.	Please further clarify how GC Advisors considers environmental, social and governance considerations including briefly identifying whether ESG integration is applied to all investments, and whether an investment can be made in a company even if it scores poorly on ESG criteria. Also, please consider whether an ESG specific risk is appropriate, and if not, please explain to the staff.

Response:

The Fund respectfully submits that, as disclosed in the Registration Statement, GC Advisors considers environmental, social and governance considerations in the investment decision-making process, in accordance with its ESG policy. Although GC Advisors typically avoids investing in portfolio companies in industries that tend to raise ESG-related risks (e.g., fossil fuel extraction), GC Advisors would not necessarily pass on such investment opportunities solely for ESG reasons. The Fund has revised the disclosure in Amendment No. 1 to clarify that the identification of a material ESG risk, while a factor considered in evaluating investments, is not necessarily determinative in a decision to invest in a potential portfolio company. The Fund respectfully submits that it does not hold itself out to investors as an ESG focused fund and therefore does not believe that additional disclosure with respect to ESG strategies and risks is appropriate and could, potentially, be misleading regarding the weight of various factors considered by the Fund in making its investment decisions.

David L. Orlic
May 16, 2022

Underwriting, page 10

8.	Please clarify the final clause (4) appearing in this paragraph, which states “its anticipated strategic value in a downturn) than on profit potential and load pricing.”

Response:

As requested, the Fund has revised the disclosure to clarify the final clause (4) in the Underwriting paragraph.

We are subject to risks relating to our business and structure, page 19

9.	We note the bullet point stating “GC Advisors could make certain investment decisions for the purpose of receiving transaction fees.” Please revise this statement to make it consistent with the fiduciary duties of GC Advisors.

Response:

As requested, the Fund has revised the disclosure in Amendment No. 1 accordingly.

Base Management Fee, page 22

10.	Please advise in your response how the Liquidity Event would increase the burdens on GC Adviser’s management duties sufficiently to justify an increase in compensation. Also, please advise how it was determined that it was appropriate for the board of directors currently to determine the compensation to GC Advisers for some unspecified date in the future, instead of amending the Investment Advisory Agreement, with shareholder approval, at the time of the Liquidity Event.

Response:

The Fund respectfully submits that the board of directors of the Fund (the “Board”), at an in-person meeting held on November 19, 2021 (the “Meeting”), approved the Investment Advisory Agreement with GC Advisors, which Investment Advisory Agreement would apply both before and after a Liquidity Event to the extent it is re-approved in accordance with the requirements of Section 15 of the 1940 Act each year following an initial two-year term. At the Meeting, the Board, including the directors who are not interested persons, as defined in Section 2(a)(19) of the 1940 Act of the Fund, GC Advisors, or their respective affiliates (the “Independent Directors”), were also made aware of certain waivers proposed by GC Advisors for periods ending on or prior to the date of the closing of a Liquidity Event (the “Waivers”). The Waivers included a waiver of base management fees calculated in accordance with the Investment Advisory Agreement in excess of 0.50% and incentive fees in excess of 10%.

David L. Orlic
May 16, 2022

In connection with the approval of the Investment Advisory Agreement, the Board requested and reviewed information it deemed relevant to its evaluation. The Independent Directors were advised in this process by independent counsel and met in executive session to consider approval of the Investment Advisory Agreement. At the Meeting, the Board, including the Independent Directors voting separately, approved the Investment Advisory Agreement on the terms that would apply absent the Waivers, which expire upon the closing of a Liquidity Event, for an initial term of two years and determined that such Investment Advisory Agreement was in the best interests of the Fund and its investors.

As part of its consideration of the approval of the Investment Advisory Agreement, the Board considered its fiduciary duties and reviewed the relevant standards for review in evaluating investment advisory fees under Section 36(b) of the 1940 Act as well as relevant judicial analysis of the duty imposed upon directors in conducting such evaluation beginning with the seminal case of Gartenberg v. Merrill Lynch Asset Mgmt., 694 F.2d 923 (2d Cir. 1982) continuing through and beyond the U.S. Supreme Court’s decision in Jones v. Harris Associates, L.P. 559 U.S. 335 (2010). The Board took note of the fact that the relevant standard of review under Section 36(b) of the 1940 Act “is essentially whether the fee schedule represents a charge within the range of what would have been negotiated at arm’s-length in the light of all of the surrounding circumstances”1, which standard was affirmed by the Supreme Court, which had also noted the importance of full disclosure of to the board as well as to investors.2 The Board also took note of the fact that investors in the Fund would receive a copy of the Investment Advisory Agreement and the Fund’s private placement memorandum, each of which contains disclosure regarding the advisory fees to be paid under the Investment Advisory Agreement as well as the application of the Waivers for periods prior to a Liquidity Event. The Board noted that each investor would execute a Subscription Agreement to purchase shares of the Fund’s common stock, which would include the Investment Advisory Agreement as an appendix and as well as an acknowledgement from the investor of the terms of the Investment Advisory Agreement.

In reaching a determination to approve the Investment Advisory Agreement, the Board acknowledged that Section 15 of the Investment Company Act (i) permits the Board or a majority of the Fund’s stockholders to terminate the Investment Advisory Agreement on 60 days’ notice and (ii) requires the Investment Advisory Agreement to be approved by a majority of the Board or by the holders of a majority of the Company’s outstanding voting securities and, in each case, by a majority of the Independent Directors annually after an initial two-year term. As such, the Board recognized that it would have the opportunity to review and revise the Company’s advisory fee structure in the future to the extent such revision was appropriate as a result of changes in market practice or otherwise and that it could determine to terminate the Company’s relationship with GC Advisors if appropriate.

1 Gartenberg v. Merrill Lynch Asset Mgmt., 694 F.2d 923 (2d Cir. 1982) at 928.

2 Jones v. Harris Associates, L.P. 559 U.S. 335 (2010) at 632, 635.

David L. Orlic
May 16, 2022

The Board noted that the application of the Waivers beginning with the Fund’s launch would not result in any decrease or modification in the nature or level of services provided to the Company. The Board considered that the Waivers could potentially make an investment in the Company more attractive to investors before the Fund had acquired its initial portfolio or had established a track record of performance to evaluate and, therefore, could permit the Fund to scale its investment portfolio adequately over its ramp up period and beyond to the benefit of investors.

For the reasons described above and in the Registration Statement as well as other factors considered at the Meeting, the Board, including all of the Independent Directors voting separately, concluded that the investment advisory fee rates and terms of the Investment Advisory Agreement, which provides for fees that are applicable after the expiration of the Waivers upon a Liquidity Event, are fair and reasonable in relation to the services provided.

11.	Please confirm to the staff that the Base Management Fee before a Liquidity Event is 0.50%. If so, please revise the examples in the Examples of Incentive Fee Calculation to reflect the correct quarterly amount.

Response:

The Fund respectfully submits that the Base Management Fee under the Investment Advisory Agreement is 1.375% and confirms that, prior to a Liquidity Event, GC Advisors has agreed to waive Base Management Fees in excess of 0.50% of the fair value of the Fund’s average adjusted gross assets at the end of the two most recently completed calendar quarters. The Fund respectfully submits that the Income Incentive Fee is calculated on net assets whereas the Base Management Fee is calculated on gross assets. As disclosed in the Registration Statement, assumptions for each of the Examples of Incentive Fee Calculation assume that the Fund has 1.0x debt-to-equity, which, results in the 0.125% quarterly Base Management Fee on gross assets becoming 0.25% of net assets for purposes of the Incentive Fee calculation examples.

12.	We note that the Base Management Fee and Incentive Fee Cap increase upon the occurrence of a Liquidity Event, but a Liquidity Event includes not only an IPO, exchange listing, or exchange offer, but also a sale of all assets for cash. Please revise the disclosure to indicate, if true, that these fee increases would only apply in an IPO, exchange listing, or exchange offer, but not a sale of all assets for cash.

Response:

The Fund respectfully submits that the disclosure in the Registration Statement is consistent with the waiver letter agreement of GC Advisors filed as Exhibit 10.2 to the Registration Statement, which waiver letter which provides for the expiration of the waivers with respect to fees payable under the Investment Advisory Agreement described therein upon the closing of a Liquidity Event. The Fund therefore respectfully submits that it is accurate to state that the waivers would still expire upon the sale of all or substantially all of the Fund’s assets.

David L. Orlic
May 16, 2022

Incentive Fee, page 22

13.	Please include a graphic depicting the operation of the incentive fee.

Response:

As requested, the Fund has revised the disclosure to include the requested graphic depicting the operation of the incentive fee.

We operate in a highly competitive market for investment opportunities…, page 46

14.	Please confirm that covenant-lite loans will not be a material investment of the fund.

Response:

While the portion of the Fund’s investments in loans that are described as “covenant-lite” loans may vary depending on market conditions, the Fund has revised Amendment No. 1 to include more detailed disclosures regarding the risks presented by investments in covenant-lite loans.

We could have difficulty paying our required distributions if we recognize income …, page 57

15.	Please confirm that PIK and OID securities will not be a material investment of the fund.

Response:

The Fund confirms that PIK and OID securities will not be a material percentage of the debt investments of the Fund and undertakes to include more detailed disclosures regarding the risks presented by investments in PIK and OID securities should such securities represent at any time a material portion of the Fund’s investment portfolio.

David L. Orlic
May 16, 2022

Market Information, page 105

16.	Please make the disclosures required by Item 201(a)(2) of Regulation S-K. See Item 9 of Form 10.

Response:

The Fund respectfully submits that it does not have any common equity that could be sold pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), and has not agreed to register any common equity under the Securities Act for resale and has revised the disclosure under the caption “Market Information” in Amendment No. 1 to include the requested disclosures.

Classified Board of Directors, page 111

17.	With respect to this subsection, and the one entitled “Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws,” please disclose (i) the rationale for adopting these provisions; (ii) the positive and negative effects of these provisions (such as the effect of depriving shareholders of an opportunity of selling their shares at a premium over prevailing market price); and (iii) whether the board of directors or trustees have considered the provisions and determined that they are in the best interest of shareholders.

Response:

The Fund has added disclosure prefacing the above-referenced subsections with additional detail regarding anti-takeover provisions in the MGCL and the Fund’s charter and bylaws, including the rationale for adopting such provisions and the positive and negative effects of such provisions. The Fund has also added disclosure stating that its board of directors has considered these provisions and determined that they are in the best interests of stockholders.

Control Share Acquisitions, page 112

18.	Please revise disclosure in the last paragraph of this section to indicate that the board of directors can amend the bylaws without shareholder approval.

Response:

As requested, the Fund has revised the disclosure cited in the comment in Amendment No. 1 to disclose that its board of directors can amend the bylaws without stockholder approval.

Exhibit 3.2 – Bylaws

19.	We note Article XIV of the Bylaws, entitled “Exclusive Forum for Certain Litigation.” Please revise this provision to state that it does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the registration statement the existence of this provision and corresponding risks of such a provision even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.

Response:

As requested, the Company intends to seek the approval of its board of directors in order to revise its bylaws to clarify that the exclusive forum provision does not apply to claims arising under the federal securities laws and the Fund has revised the disclosure in Amendment No. 1 to state that the exclusive forum provision exists and the corresponding risks of such a provision.

* * * * * * * * * *

David L. Orlic
May 16, 2022

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3395 (or by email at matthew.carter@dechert.com) or Thomas J. Friedmann by telephone at 617.728.7120 (or by email at thomas.friedmann@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Matthew J. Carter

Matthew J. Carter

cc:	David B. Golub, Golub Capital BDC 4, Inc.
Christopher C. Ericson, Golub Capital BDC 4, Inc.
Joshua M. Levinson, Golub Capital BDC 4, Inc.
Thomas J. Friedmann, Dechert LLP